CE CAPITAL ADVISORS, INC.
Statement of Operations
For The Year Ended December 31, 2015

Revenues	$ -
Operating expenses:	
Salaries, payroll taxes and benefits	1,079
Rent	32,400
Professional fees	20,582
Incentive compensation	(38,242)
Other expenses	3,081
Telephone & data expenses	3,600
License & registration	3,150
Total operating expenses	25,650
Loss from operations	(25,650)
Interest income	155
Loss before taxes	(25,495)
Tax benefit	(6,600)
Net (Loss) for year	$ (18,895)

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.